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Exhibit 2.2

VOTING AGREEMENT

        This Voting Agreement (the "Agreement") is made and entered into as of September 6, 2002, by and between Inverness Medical Innovations, Inc., a Delaware corporation ("Parent"), Ostex International, Inc., a Washington corporation (the "Company") and the undersigned shareholders (each a "Shareholder" and collectively, the "Shareholders") of the Company. Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).RECITALS

        WHEREAS, Parent, the Company and Geras Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Parent ("MergerCo"), are simultaneous with the execution hereof, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for the merger (the "Merger") of the Company with and into MergerCo. Pursuant to the Merger, shares of common stock of the Company will be converted into common stock of Parent on the basis described in the Merger Agreement;

        WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding common stock, par value $.01 per share, of the Company (the "Common Stock"), as set forth opposite such Shareholder's name on Schedule I attached hereto, exclusive of any shares which are not outstanding on the applicable date, the "Existing Shares," and together with any other shares of which such Shareholder is already the beneficial owner or acquires beneficial ownership in any capacity after the date hereof and prior to the termination of this Agreement, whether upon the exercise of Company Options or Company Warrants (each as defined in the Merger Agreement) or by means of purchase, dividend, distribution or otherwise (the "Shares");

        WHEREAS, each Shareholder is a director, officer and/or five percent stockholder of the Company;

        WHEREAS, as an inducement to Parent to enter into the Merger Agreement, the Shareholders desire to and hereby enter into this Agreement;

        WHEREAS, the Shareholders intend this Agreement to be a voting agreement created under Section 23B.07.310 of the Washington Business Corporation Act;

        WHEREAS, Parent desires each Shareholder to agree, and each Shareholder agrees, until the Expiration Date (as defined below), not to transfer or otherwise dispose of any of such Shareholder's Shares; and

        WHEREAS, Parent desires to vote, or direct the voting of, the Shares, and each Shareholder agrees to vote the Shares or cause the Shares to be voted, in a manner so as to facilitate consummation of the Merger, as provided herein.

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

        1.    Agreement to Retain Shares.    Other than as provided herein, until after the Expiration Date (as defined below), each Shareholder hereby agrees that he, she or it shall not hereafter (a) sell, tender, gift, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares or consent to any such action with respect to any of the Shares, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy, power of attorney or authorization with respect thereto, (c) enter into any contract, option or other agreement, arrangement, understanding or undertaking with respect to the direct or indirect sale, transfer, gift, pledge, encumbrance, assignment or other disposition of any Shares, (d) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares or (e) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement in accordance with the terms thereof. Furthermore, each Shareholder agrees that such Shareholder will require any and all transferees of such Shareholder's Shares to agree to be bound by the terms and conditions of this Agreement as a condition to any sale, assignment, transfer, pledge, hypothecation or other encumbrance or disposition of such Shares.

        2.    Irrevocable Proxy.    Each Shareholder, by this Agreement, with respect to such Shareholder's Shares (as defined herein), does hereby constitute and appoint Parent, or any designee of Parent, with full power of substitution, as such Shareholder's true and lawful attorney and irrevocable proxy, for and in such Shareholder's name, place and stead, until after the Expiration Date, to vote each of such Shares as such Shareholder's proxy, at every meeting of the shareholders of the Company or any adjournment or postponement thereof or in connection with any written consent of the Company's shareholders, (a) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against (i) any Acquisition Proposal (as that term is defined in the Merger Agreement) and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled and (ii) any change in the directors of the Company, any change in the present capitalization of the Company or any amendment to the Company's Articles of Incorporation or Bylaws, any other material change in the Company's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Parent, to permit Parent or its designee(s) to vote such Shares directly. Each Shareholder further agrees to cause such Shareholder's Shares owned by such Shareholder beneficially to be voted in accordance with the foregoing. Each Shareholder intends this proxy to be irrevocable and coupled with an interest until the Expiration Date and hereby revokes any proxy previously granted by such Shareholder with respect to such Shareholder's Shares.

        3.    Agreement to Vote Shares.    Each Shareholder hereby further agrees, with respect to any Share not voted pursuant to Section 2, at every meeting of the shareholders of the Company called with respect to any of the following matters and held on or prior to the Expiration Date, and at every adjournment or postponement thereof, and in connection with every action or approval by written consent of the shareholders of the Company with respect to any of the following matters, that such Shareholder shall vote or cause to be voted or execute a written consent with respect to the Shares as to which such Shareholder holds beneficially or of record, except as specifically requested in writing by Parent in advance, (a) in favor of approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (b) against (i) any Acquisition Proposal (as that term is defined in the Merger Agreement) and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled and (ii) any change in the directors of the Company, any change in the present capitalization of the Company or any amendment to the Company's Articles of Incorporation or Bylaws, any other material change in the Company's corporate structure or business, or any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents that are necessary or appropriate in order to effectuate the foregoing or, at the request of Parent, to permit Parent or its designee(s) to vote such Shares directly.

        4.    Legend.    Each Shareholder agrees to stamp, print or type on the face of such Shareholder's certificates of the capital stock of the Company evidencing such Shareholder's Shares (or at the request of Parent, to obtain certificates registered solely in such Shareholder's name evidencing such Shareholder's Shares and deliver such certificates to the transfer agent to have stamped, printed or typed on the face of such certificates), the following legend:

          THE VOTING, SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER ENCUMBRANCE OR DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT DATED AS OF THE 6th DAY OF SEPTEMBER, 2002 BY AND AMONG INVERNESS MEDICAL INNOVATIONS, INC. AND CERTAIN BENEFICIAL AND RECORD OWNERS OF OSTEX INTERNATIONAL, INC., AND SUCH SHARES MAY NOT BE VOTED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ENCUMBERED OR DISPOSED OF, EXCEPT IN ACCORDANCE THEREWITH. COPIES OF THE VOTING AGREEMENT REFERRED TO HEREIN ARE ON FILE AT THE OFFICES OF OSTEX INTERNATIONAL, INC.

        In the event that any of the Shares are held in "street name" for one or more Shareholders, each such Shareholder and the Company agree that each such Shareholder and the Company shall use commercially reasonable efforts to ensure that stop transfer instructions are provided to the appropriate securities brokers or dealers or other entities which hold such Shares for the benefit of such Shareholder.

        5.    Representations, Warranties and Covenants of Shareholder.    Each Shareholder, severally and not jointly, hereby represents, warrants and covenants to Parent as follows:

          5.1    Due Authority.    Such Shareholder has full legal right, power (corporate or otherwise), capacity and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

          5.2    No Conflict; Consents.

          (a)  The execution and delivery of this Agreement by such Shareholder do not, and the performance by such Shareholder of the obligations under this Agreement and the compliance by such Shareholder with any provisions hereof do not and will not, (i) conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to such Shareholder or the Shares, (ii) conflict with or violate such Shareholder's charter, bylaws, partnership agreement or other organizational documents, if applicable, (iii) conflict with or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or actual or potential loss of any benefit under, any provision of any agreement, instrument or obligation to which such Shareholder or such Shareholder's spouse is a party or by which any of such Shareholder's properties or such Shareholder's spouse's properties are bound, or give to others any rights of termination, amendment, acceleration or cancellation of, (iv) result in the creation or imposition of a lien, encumbrance, or mortgage on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which such Shareholder or the Shares are bound, or (v) require the consent, authorization, permit, notification or approval of or filing with any third party, including but not limited to governmental or regulatory authorities. No other person or entity has or will have any right directly or indirectly to vote or control or affect the voting of such Shareholder's Shares.

          (b)  The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization, permit, or filing, with or notification to, any governmental or regulatory authority by such Shareholder except for filings, if any, required under the HSR Act or applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to prevent or delay the performance by such Shareholder of his, her or its obligations under this Agreement in any material respect.

          5.3    Ownership of Shares.

          (a)  Such Shareholder (i) is the beneficial owner of the Shares set forth on Schedule I, which at the date hereof are, and at all times up until and through the Expiration Date will be, free and clear of any liens, claims, security interests, options, charges, proxies or voting restrictions or any other encumbrances whatsoever, (ii) does not beneficially own any shares of capital stock of the Company other than such Shares, (iii) is the record owner of the Shares set forth on Schedule II, all of which Shares are also included on Schedule I, and (iv) has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 1, 2 and 3 hereof, sole power of disposition, sole power of conversion and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to the terms of this Agreement. Schedule I also correctly sets forth the nature of each Shareholder's beneficial ownership and voting power with respect thereto.

          (b)  There are no proxies, voting trusts or other agreements or understandings to or by which such Shareholder or such Shareholder's spouse is a party or bound or that expressly requires that any of the Shares be voted in any specific manner other than as provided in this Agreement or that provides for any right on the part of any person other than such Shareholder to vote such Shares.

          5.4    No Solicitations.    Such Shareholder shall not, nor, to the extent applicable to such Shareholder, permit any of its affiliates to, nor shall it authorize any partner, officer, director, advisor or representative of, such Shareholder or any of its affiliates to, prior to or on the Effective Date (a) solicit, initiate or knowingly encourage (including by way of furnishing information or assistance) the submission of any inquiries, proposals or offers from any person relating to an Acquisition Proposal (as defined in the Merger Agreement), (b) enter into or participate in any discussions or negotiations regarding, or furnish to any person or entity any non-public information with respect to any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal, (c) take any other action to knowingly facilitate or cooperate with any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (d) enter into any agreement with respect to an Acquisition Proposal, (e) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (f) initiate a shareholders' vote or action by consent of the Company's shareholders with respect to an Acquisition Proposal, or (g) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal; provided, however, that this section shall not apply to any person in his or her capacity as a director of the Company.

          5.5    Indemnification.    Each Shareholder severally, but not jointly, hereby agrees to indemnify, hold harmless and defend the Company, Parent and each of the Company's and Parent's officers, directors, employees, agents, successors and permitted assigns against any and all losses, claims, liabilities, obligations, damages, actions suits, proceedings, demands, fines, penalties, costs and expenses, sustained, suffered or incurred by or made against any such parties arising, directly or indirectly, out of the breach or inaccuracy of any of the representations, covenants and warranties of such Shareholder set forth in this Agreement or out of such Shareholder's breach of or failure to perform under this Agreement.

        6.    Waiver of Appraisal and Dissenter's Rights.    Each Shareholder hereby waives and agrees not to assert, demand or exercise any rights of appraisal or dissenters in connection with the Merger or any of the transactions contemplated by the Merger Agreement.

        7.    Further Assurances.    From time to time, at the Parent's request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement including without limitation, any number of proxies and other documents permitting Parent or its designee(s) to vote such Shareholder's Shares or to direct the record owners thereof to vote such Shares in accordance with this Agreement. Each Shareholder agrees that such Shareholder will not enter into any agreement or understanding with any person or entity or take any action which will permit any person or entity to vote or give instructions to vote such Shareholder's Shares in any manner inconsistent with the terms of this Agreement.

        8.    Consent and Waiver.    Each Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which such Shareholder is a party or pursuant to any rights such Shareholder may have. Any failure or delay by Parent in enforcing any provision of this Agreement shall not operate as a waiver thereof. The waiver by Parent of a breach of any provision of this Agreement by the Shareholders shall not operate or be construed as a waiver of any subsequent breach or violation thereof. All waivers shall be in writing and signed by the parties to be bound.

        9.    Stop Transfer.    Each Shareholder agrees with, and covenants to, Parent that such Shareholder may not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Shares, unless such transfer is made in compliance with this Agreement. The Company agrees to notify its transfer agent of the provisions set forth in this Agreement and each Shareholder agrees to provide to the Company and Parent such documentation and to do such other things as may be required to give effect to such provisions with respect to the Shares.

        10.    Miscellaneous.

          10.1    Severability.    If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          10.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either party without the prior written consent of the other.

          10.3    Amendments and Modifications.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          10.4    Specific Performance; Injunctive Relief.    Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder's execution and delivery of this Agreement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached and that Parent will have no adequate remedy at law with respect thereto. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the Massachusetts Courts (as defined herein), in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

          10.5    Notices.    All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by cable, telegram, telecopier or telex or sent by prepaid overnight carrier to the parties at the following addresses:

(a)	if to Parent:
Inverness Medical Innovations, Inc. 51 Sawyer Road Suite 200 Waltham, MA 02453-3448 Attn: General Counsel Telecopy No.: (781) 647-3939
with a copy to:
Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Attn: Stephen W. Carr, P.C. Scott F. Duggan, Esq. Telecopy No.: (617) 523-1231
(b)	If to the Company:
Ostex International, Inc. 2203 Airport Way South Suite 400 Seattle, WA 98134 Attn: Chief Executive Officer Telecopy No.: (206) 292-8625
with a copy to:
Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, WA 98119 Attn: Faith M. Wilson, Esq. Telecopy No.: (206) 583-8500
(c)	If to Shareholder:
To the address for notice set forth on the last page hereof

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt. Any such notice or communication shall be deemed received on the date delivered personally or delivered by confirmed facsimile transmission, on the first business day after it was sent by overnight carrier, postage prepaid with return receipt requested or on the third business day after it was sent by certified or registered mail, postage prepaid with return receipt requested.

          10.6    Governing Law; Jurisdiction and Venue.    This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Washington without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts located in Boston, Massachusetts and of the United States of America located in Boston, Massachusetts (collectively the "Massachusetts Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Massachusetts Courts and agree not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in an inconvenient forum.

          10.7    No Finder's Fees.    No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of each Shareholder.

          10.8    Entire Agreement.    This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

          10.9    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

          10.10    Effect of Headings.    The section headings herein are for convenience of reference only and shall not limit or affect the meaning hereof.

  [Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date and year first above written.

INVERNESS MEDICAL INNOVATIONS, INC.
By:	/s/ RON ZWANZIGER Name: Ron Zwanziger Title: Chief Executive Officer and President
OSTEX INTERNATIONAL, INC.
By:	/s/ THOMAS A. BOLOGNA Name: Thomas A. Bologna Title: Chief Executive Officer and President

SHAREHOLDER:
/s/ THOMAS A BOLOGNA
/s/ JACLYN MARIE BOLOGNA TRUST
/s/ THOMAS J. CABLE
/s/ ELISABETH L. EVANS, MD
/s/ DAVID R. EYRE, PH.D
/s/ UROPA INVESTMENTS
/s/ FREDRIC J. FELDMAN, PH.D
/s/ JOHN H. TRIMMER
/s/ CH PARTNERS IV LIMITED PARTNERSHIP
Shareholder's Address for Notice:

SCHEDULE I

Name of Shareholder	Amount and Nature of Beneficial Ownership(1)
Thomas A. Bologna	1,217,167	(2)
Jaclyn Marie Bologna Trust	6,000
Thomas J. Cable	111,500	(3)
Elisabeth L. Evans, M.D.	58,083	(4)
David R. Eyre, Ph.D.	947,500	(5)
Uropa Investments	560,000
Fredric J. Feldman, Ph.D.	57,000	(4)
John H. Trimmer	55,000	(6)
CH Partners IV Limited Partnership	977,070
TOTAL	3,989,320	(7)

(1)
Unless otherwise indicated in the footnotes to this table, each of the shareholders named in this table has sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned.

(2)
Includes 1,196,167 shares subject to stock options that are exercisable within 60 days of September 6, 2002.

(3)
Includes 90,000 shares subject to stock options that are exercisable within 60 days of September 6, 2002.

(4)
Includes 55,000 shares subject to stock options that are exercisable within 60 days of September 6, 2002.

(5)
Includes 65,000 shares subject to stock options that are exercisable within 60 days of September 6, 2002.

(6)
Represents shares subject to stock options that are exercisable within 60 days of September 6, 2002.

(7)
Includes 1,516,167 shares subject to stock options that are exercisable within 60 days of September 6, 2002.

SCHEDULE II

Name of Shareholder	Number of Shares Held of Record
Thomas A. Bologna	21,000
Jaclyn Marie Bologna Trust	6,000
Thomas J. Cable	21,500
Elisabeth L. Evans, M.D.	3,083
David R. Eyre, Ph.D.	882,500
Uropa Investments	560,000
Fredric J. Feldman, Ph.D.	2,000
John H. Trimmer	0
CH Partners IV Limited Partnership	977,070
TOTAL	2,473,153

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  Exhibit 2.2
VOTING AGREEMENT
SCHEDULE I
SCHEDULE II